1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES THE APPOINTMENT OF CHIEF OPERATING OFFICER

October 3, 2011, Vancouver BC — Great Basin Gold Ltd. ("Great Basin Gold” or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces a change to its management team with the appointment of Dana Roets as Chief Operating Officer.

Dana Roets is a qualified Mining Engineer and an alumnus of the University of Pretoria (1986), who also holds an MBA through the University of Cape Town (1995). He started his mining career at Gold Fields’ St Helena Gold Mine in the Free State, and then spent two years as Manager Mining and General Manager at the Oryx Gold Mine. He was Managing Director of Kloof Mines before spending four years as Managing Director of Gold Fields’ Free State Mines and Vice President and Head of Operations at Beatrix Gold Mine. Subsequently, he spent a further three years as the Vice President: Technical Services and a year as Vice President and Head of Operations at the Kloof Gold Mine. He was appointed VP Corporate Development with Great Basin Gold in February 2010, before joining Anglo Platinum in mid-2011.

President and CEO Ferdi Dippenaar said: “Dana Roets replaces Johan Oelofse, who has been our Chief Operating Officer for the past five years and has left the company to pursue other opportunities. The Board and management would like to acknowledge Johan’s contribution to the development of Great Basin and wish him good luck in the future.”

"We also welcome Dana back and look forward to his input in the growth of our company in his new role as Chief Operating Officer. Dana was instrumental in the development and application of Long Hole Stoping as mining method at our Burnstone operations, the success thereof being evident today. His experience in the design and project management of large capital projects will prove equally valuable at this particular time, as we are progressing with two projects: the build-up of production at our Burnstone Mine in South Africa and the advancement of our Hollister Project in Nevada, USA."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	+27 (0)11 301 1800
Michael Curlook in North America	+1 888 633 9332
Barbara Cano at Breakstone Group in the USA	+1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.